U.S. Securities and Exchange Commission

Washington, D.C. 20549

Form F-X

APPOINTMENT OF AGENT FOR SERVICE OF

PROCESS AND UNDERTAKING

A.	Name of issuers or persons filing (“Filers”):	Canadian Pacific Railway Limited Canadian Pacific Railway Company

B.	(1)	This is (check one):
		☒	An original filing for the Filers.
		☐	An amended filing for the Filers.
	(2)	Check the following box if you are filing this Form F-X in paper in accordance with Regulation S-T Rule 101(b)(9) ☐

C.	Identify the filing in conjunction with which this Form is being filed:

Name of registrants:	Canadian Pacific Railway Limited Canadian Pacific Railway Company

Form type:	Form F-10

File number (if known):	333-257215

Filed by:	Canadian Pacific Railway Limited Canadian Pacific Railway Company

Date filed (if filed concurrently, so indicate):	June 21, 2021 (concurrently with Form F-10)

D.	Each Filer is incorporated or organized under the laws of Canada and has its principal place of business at: 7550 Ogden Dale Road S.E. Calgary, Alberta Canada, T2C 4X9 (403) 319-7000

E.

 Each Filer designates and appoints CT Corporation System (“Agent”), located at:

 28 Liberty Street

 New York, New York 10005

 as the agent of such Filer upon whom may be served any process, pleadings, subpoenas, or other papers in:

	(a)	any investigation or administrative proceeding conducted by the Securities and Exchange Commission (the “Commission”); and

(b)

any civil suit or action brought against such Filer or to which such Filer has been joined as defendant or respondent, in any appropriate court in any place subject to the jurisdiction of any state or of the United States, or of any of its territories or possessions, or of the District of Columbia, where the investigation, proceeding or cause of action arises out of or relates to or concerns any offering made or purported to be made in connection with the securities registered or qualified by the Filers on the Form F-10 listed above in item C or any purchases or sales of any security in connection therewith. Each Filer stipulates and agrees that any such civil suit or action or administrative proceeding may be commenced by the service of process upon, and that service of an administrative subpoena shall be effected by service upon such agent for service of process, and that service as aforesaid shall be taken and held in all courts and administrative tribunals to be valid and binding as if personal service thereof had been made.

F.

Each Filer stipulates and agrees to appoint a successor agent for service of process and file an amended Form F-X if such Filer discharges the Agent or the Agent is unwilling or unable to accept service on behalf of such Filer at any time until six years have elapsed from the date such Filer has ceased reporting under the Securities Exchange Act of 1934. Each Filer further undertakes to advise the Commission promptly of any change to the Agent’s name or address during the applicable period by amendment of this Form, referencing the file number of the relevant form in conjunction with which the amendment is being filed.

G.

Each Filer undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the Form F-10 listed above in item C, the securities to which the Form F-10 listed above in item C relates and the transactions in such securities.

Each Filer certifies that it has duly caused this power of attorney, consent, stipulation and agreement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Calgary, Province of Alberta, Country of Canada, on this 21st day of June, 2021.

CANADIAN PACIFIC RAILWAY LIMITED Filer

By:	/s/ Nadeem Velani
Name: Nadeem Velani
Title: Executive Vice-President and Chief Financial Officer

CANADIAN PACIFIC RAILWAY COMPANY Filer

By:	/s/ Nadeem Velani
Name: Nadeem Velani
Title: Executive Vice President and Chief Financial Officer

This statement has been signed by the following person in the capacity indicated on June 21, 2021.

CT CORPORATION SYSTEM As Agent for Service of Process for CANADIAN PACIFIC RAILWAY LIMITED AND CANADIAN PACIFIC RAILWAY COMPANY

By:	/s/ Michael Newell
Name: Michael Newell
Title: Senior Account and Relationship Manager